T3\11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03013544

UAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MCAP Investment Banking Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4940 Pearl East Circle, Suite #104
(No. and Street)

Boulder (City) CO (State) 80301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry L. Gutterman 303-444-7755
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gordon, Hughes & Banks, LLP
(Name — if individual, state last, first, middle name)

6061 South Willow Drive Suite #230 Greenwood Village CO. 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 17 2003

OATH OR AFFIRMATION

I, Jerry L. Gutterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCAP Investment Banking Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MALINDA KAI HARDIN
Commission #1390717
Notary Public • California
Santa Barbara County
My Comm. Exp. DEC 17, 2006

Notary Public

Signature

Financial & Operations Officer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MCAP INVESTMENT BANKING SERVICES, INC.
(A Development Stage Enterprise)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

Gordon, Hughes & Banks, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

Board of Directors
MCAP Investment Banking Services, Inc. (A Development Stage Enterprise)
Boulder, Colorado

We have audited the accompanying statement of financial condition of MCAP Investment Banking Services, Inc., (A Development Stage Enterprise) ("the Company") as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended and for the cumulative period from September 6, 2001 (Inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCAP Investment Banking Services, Inc. (A Development Stage Enterprise) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended and for the cumulative period September 6, 2001 (Inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gordon, Hughes & Banks, LLP

Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
January 30, 2003

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MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	6,000
TOTAL ASSETS	$	6,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	-
STOCKHOLDER'S EQUITY		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding at December 31, 2002		-
Common stock, $0.0001 par value; 20,000,000 shares authorized; 25,000 shares issued and outstanding at December 31, 2002		3
Additional paid-in capital		70,527
(Deficit) accumulated during the development stage		(64,530)
Total stockholder's equity		6,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,000

The accompanying notes are an integral part of the financial statements.

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

	Cumulative During Development Stage	Year Ended December 31, 2002
REVENUES		
EXPENSES		
Legal and professional fees	$ 49,066	$ 32,944
General and administrative	15,464	3,777
Total expenses	64,530	36,721
NET LOSS BEFORE INCOME TAX	64,530	36,721
Income tax (benefit) loss	-	-
NET LOSS	$ 64,530	$ 36,721

The accompanying notes are an integral part of the financial statements.

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF STOCKHOLDER'S EQUITY
Period from September 6, 2001 (Inception) to December 31, 2002

	Common Stock Number of shares	Common Stock Amount	Additional Paid - in capital	(Deficit) accumulated during the development stage	Total stockholder's equity
Issuance of common stock on September 6, 2001 (Inception)	25,000	$ 3	$ 24,997	$ -	$ 25,000
Net (loss) for the period September 6, 2001 (Inception) to December 31, 2001	-	-	-	(27,809)	(27,809)
Balances, December 31, 2001	25,000	3	24,997	(27,809)	(2,809)
Capital contributions from Parent	-	-	45,530	-	45,530
Net (loss)	-	-	-	(36,721)	(36,721)
Balances, December 31, 2002	25,000	$ 3	$ 70,527	$ (64,530)	$ 6,000

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

	Cumulative During Development Stage	Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (64,530)	$ (36,721)
Net cash (used) by operating activities	(64,530)	(36,721)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from Parent company	73,339	45,530
Issuance of common stock	25,000	-
Repayment of related party advances	(27,809)	(27,809)
Net cash provided by financing activities	70,530	17,721
Net increase (decrease) in cash and cash equivalents	6,000	(19,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	25,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 6,000	$ 6,000

1. Summary of Significant Accounting Policies

Nature of Business

MCAP Investment Banking Services, Inc. (the "Company"), a Colorado corporation, was incorporated in 2001 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and National Association of Securities Dealers, Inc. ("NASD"). The Company does not currently maintain or clear customer accounts. Rather, the Company's business will be to provide investment banking services to small issuers on a "best efforts" basis, offering and selling the issuer's securities to either qualified investors in a private placement offering or to the public in certain small public offerings such as Regulation A and SCOR offerings. The Company will not engage in any firm commitment offerings, as it is not authorized by the NASD to conduct such offerings. Further, to date, the Company has not assisted any of its client companies with its services. For the period September 6, 2001 (Inception) to December 31, 2002, the Company has been in the development stage. The Company's operations to date have consisted of Company formation activities and general and administrative expenses associated with the costs of becoming a qualified broker/dealer with the NASD.

Method of Presentation

The Company has elected to present the statement of financial condition separating assets and liabilities between current and noncurrent categories. The presentation is in accordance with accounting principles generally accepted in the United States of America, but is often not used by members of the brokerage industry.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions, including the resulting commission revenue and expense, are recorded on a trade-date basis. Since inception, the Company has not participated in any securities transactions.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the its Parent company, Mentor Capital Consultants, Inc. ("Mentor" or "Parent"). The Parent accounts for income taxes under Statement of Financial Accounting Standards No. 109. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Income tax expense in the Company's income statement is to be allocated on the basis of the Company's earnings as a percentage of total consolidated earnings, as adjusted for temporary tax differences. To date, neither the Company nor its Parent has had taxable income.

2. Related Party Transactions

The Company entered into an inter-corporate services agreement with its sole stockholder and Parent, Mentor Capital Consultants, Inc. Mentor has provided to the Company the necessary administrative services to operate including secretarial services, accounting services and website hosting and maintenance services as well as access to their furniture, telephones, computers, printers and copiers. To date, the Company's reliance on Mentor for these indirect expenses has been minimal and has not required a payment to Mentor. Additionally, Mentor has paid for all of the Company's direct operating expenditures since inception. The Company's operating expenditures paid on its behalf by Mentor totaled $36,721 for the year ended December 31, 2002. To date, Mentor has treated the payment of these expenses on behalf of the Company as capital contributions and repayment is not anticipated.

3. Income Taxes

The Company has a current and deferred income tax benefit (expense) of $0. Deferred tax assets of $21,939 and valuation of allowance of ($21,939) have been recorded.

As of December 31, 2002, included in the Parent company's consolidated return, the Company has allocated to it $64,530 of unused operating loss tax carryfowards that may be applied against future taxable income and that expire starting in 2016.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provision. As of December 31, 2002, the Company had net capital and minimum net capital requirements of $6,000 and $5,000, respectively. The net capital ratio (aggregate indebtedness to net capital) was 0 to 1. In accordance with Rule 15c3-1, the net capital ratio may not exceed 15 to 1.

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
December 31, 2002

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$ 6,000
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 6,000
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowance credits (List)		-
5.	Total capital and allowable subordinated liabilities		$ 6,000
6.	Deductions and/or changes:		
A.	Total nonallowable assets from Statement of Financial Condition	$ -	
B.	Secured demand note deficiency	-	
C.	Commodity future contracts and spot commodities-proprietary capital charges	-	
D.	Other deductions and/or charges	-	$ -
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		$ 6,000

The accompanying notes are an integral part of the financial statements.

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
(CONTINUED)
December 31, 2002

Computation of Net Capital (continued)

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	$ -	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue concentration	-	
	E. Other	-	$ -
10.	Net Capital		$ 6,000
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
11.	Minimum net capital required (6-2/3% of line 18)		$ -
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000
13.	Net capital requirement (greater of line 11 or 12)		$ 5,000
14.	Excess net capital (line 10 less line 13)		$ 1,000
15.	Excess net capital at 1000% (line 10 less 10% of line 18)		$ 6,000

The accompanying notes are an integral part of the financial statements.

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
(CONTINUED)
December 31, 2002

Computation of Aggregate Indebtedness

16.	Total Aggregate Indebtedness liabilities from Statement of Financial Condition		$ -
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	$ -
18.	Total aggregate indebtedness		$ -
19.	Percentage of aggregate indebtedness to net capital (Line 18/Line 10)		0%
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Computation of Alternative Net Capital Requirement

The "Computation of Alternative Net Capital Requirement" is not applicable and, therefore, items 21 through 26 have not been included.

MCAP INVESTMENT BANKING SERVICES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
December 31, 2002

MCAP Investment Banking Services, Inc. (A Development Stage Enterprise) is exempt under Rule 15c3-3 in accordance with Section (k)(2) of the Securities and Exchange Act of 1934. The Company does not participate in any transactions on behalf of customers. MCAP Investment Banking Services, Inc.'s unaudited Financial and Operational Combined Uniform Single Report including Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission previously filed as Part IIA for the year ended December 31, 2002 did not include any potentially material differences.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
MCAP Investment Banking Services, Inc. (A Development Stage Enterprise)
Boulder, Colorado

In planning and performing our audit of the financial statements of MCAP Investment Banking Services, Inc. (A Development Stage Enterprise) (the "Company") for the year ended December 31, 2002 and the cumulative period from September 6, 2001 (Inception) to December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not be used by anyone other than these specified parties.

Gordon, Hughes & Banks, LLP

Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
January 30, 2003